UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________________________

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020
Cottonwood Multifamily REIT II, Inc.
(Exact name of issuer as specified in its charter)

Maryland	61-1795178
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)
_________________________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)
_________________________________________________________________________________

Item 1 Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Cottonwood Multifamily REIT II, Inc. is a Maryland corporation formed on June 10, 2016 to invest in multifamily apartments communities located throughout the United States primarily through joint ventures with Cottonwood Residential O.P., LP (“CROP”). The use of the terms the “Company”, “we”, “us”, or “our” in this report refer to Cottonwood Multifamily REIT II, Inc., unless the context indicates otherwise.

We completed our $50,000,000 offering that was qualified as a “Tier 2” offering pursuant to Regulation A promulgated under the Securities Act in August 2018, after raising the full offering amount.

We have elected to be taxed as a REIT, under the Internal Revenue Code of 1986, as amended. As of June 30, 2020, our portfolio was comprised of two investments in joint ventures owning Class A multifamily apartment communities near Boston, Massachusetts and Durham, North Carolina. We do not anticipate making any additional investments.

We have no employees. We have engaged an affiliate of CROP to act as our asset manager and property manager. We rely on our board of directors, and the team of real estate professionals that CROP has assembled for the day-to-day operation of our business. Cottonwood Residential II, Inc. is a general partner of CROP, its operating partnership, and makes all decisions on behalf of CROP.

From the launch of our offering in July 2017, Cottonwood Capital Property Management II, LLC, has acted as our property manager. From the launch of our offering through February 28, 2019, it also acted as our asset manager. Effective March 1, 2019, CC Advisors II, LLC (“CC Advisors II”) acts as our asset manager and is responsible for the asset management services rendered to us. CROP has an indirect ownership interest in CC Advisors II along with two additional entities, which are owned by employees of CROP and its affiliates. Also effective March 1, 2019, Cottonwood Communities Advisors Promote, LLC (“CC Advisors Promote”), another entity for which CROP and employees of CROP and its affiliates have membership interests, owns the promotional interest in our investments.

COVID-19

One of the most significant risks and uncertainties facing the Company and the real estate industry generally continues to be the effect of the novel coronavirus (COVID-19) pandemic. The extent to which the COVID-19 pandemic impacts our results of operations or our overall value depends on future developments, which are highly uncertain and cannot be predicted with confidence.

As a result of shutdowns, quarantines or actual viral health issues, some of the tenants at the multifamily apartment communities of the properties owned by our joint ventures have experienced job loss or reduced income and have or may be unable to make their rental payments. During the six months ended June 30, 2020, our joint ventures have experienced a limited number of requests for rent deferrals. Our joint ventures have been and may be unable to evict tenants due to federal, state and/or local laws or regulations or lender requirements implemented as a result of the COVID-19 pandemic. We have also seen some impact on our profitability as a result of waiving late fees and the suspension of evictions at the multifamily apartment communities of the properties owned by our joint ventures. Market fluctuations may affect our ability to obtain necessary funds for our operations from current lenders or new borrowings. The occurrence of any of the foregoing events or any other related matters could materially and adversely affect our financial performance and our overall value.

Our Investments

Proceeds from our offering were used to acquire membership interests in two joint ventures formed by us and subsidiaries of Cottonwood Residential O.P., LP (“CROP”). Each joint venture acquired interests in one of the properties below:

Property Name	Property Location	Percent Acquired	Year Built	# of Units	Net Rentable Square Feet	Average Unit Size
Parc Westborough	Westborough, MA	64.4%	2016	249	250,945	1,008
Heights at Meridian	Durham, NC	90%	2015	339	337,852	997

More information regarding the investment in Parc Westborough and the investment in Heights at Meridian can be found in our Form 1-U's here and here, respectively.

Operating Results

Sources of Operating Revenue and Cash Flow

Revenue and cash flow are generated from operations of the properties acquired through our unconsolidated joint venture investments with subsidiaries of CROP and distributed to us through our membership interest in the joint ventures.

Operating Performance

We acquired the membership interest in the two joint ventures with CROP in June 2018 and January 2019. Our operating results during the six months ended June 30, 2020 and 2019 were as follows:

	Six Months Ended June 30,
(Amounts in thousands, except share and per share data)	2020	2019
Interest income	$—	$14
Equity in losses of joint ventures	(151)	(1,999)
Asset management fee to related party	(407)	(362)
Other expenses	(245)	(315)
Net loss	$(803)	$(2,662)

Net loss per basic and diluted common shares	$(0.16)	$(0.53)
Weighted average common shares outstanding, basic and diluted	4,959,270	4,988,616

During the six months ended June 30, 2020 and 2019, we incurred net losses of approximately $0.8 million and $2.7 million, respectively. The decrease in net loss is primarily due to the reduction of equity in losses of joint ventures for those periods. During the six months ended June 30, 2019, equity in losses of joint ventures included amortization of approximately $1.5 million on intangibles recorded with the acquisition of Heights at Meridian, which were fully amortized as of July 1, 2019. The decrease in equity in losses of joint ventures was also impacted by increased rents at the two properties and by reduced interest expense related to the Fannie Mae debt facility for Parc Westborough as a result of lower variable interest rates. The interest charge on the Parc Westborough facility fluctuates with changes in the 1-month LIBOR rate.

We expect our operating results to fluctuate based on occupancy at the multifamily properties owned by our joint ventures, based on uncertainty and possible business disruptions as a result of the COVID-19 pandemic, as well as fluctuations that result due to changes in interest rates. Refer to Note 3 of our consolidated financial statements for further details on individual property operating information.

As of June 30, 2020, Parc Westborough was leased at a rate of 95.6% and Heights at Meridian was leased at a rate of 95.3%.

Non-GAAP Financial Measures

Funds from operations, or FFO, is a measure of the operating performance of a REIT and of our company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for our share of unconsolidated partnerships and joint ventures.

Our management also uses Core FFO as a measure of our operating performance. Core FFO excludes certain non-cash or non-routine items that we do not believe are reflective of our ongoing operating performance. Core FFO excludes from FFO amortization of debt issuance costs, mark-to-market adjustments on our interest rate cap, acquisition fees and expenses, and other nonrecurring expenses. We believe excluding these items provides investors with a useful supplemental metric that directly addresses our ongoing operating performance.

Our calculation of Core FFO may differ from the methodology used for calculating Core FFO by other REITs and, accordingly, our Core FFO may not be comparable. We utilize FFO and Core FFO as measures of our operating performance, and believe these measures are also useful to investors because they facilitate an understanding of our operating performance after adjusting for certain non-cash expenses and other items not indicative of ongoing operating performance.

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with U.S. GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

Our unaudited FFO and Core FFO calculation for the six months ended June 30, 2020 and 2019 is as follows:

	Six Months Ended June 30,
(Amounts in thousands, except share and per share data)	2020	2019
Net loss	$(803)	$(2,662)
Adjustments:
Depreciation and amortization - our share of joint ventures	1,652	3,133
FFO	849	471
Adjustments:
Amortization of our share of debt issuance costs	30	30
Mark-to-market adjustments on our share of interest rate cap	(1)	62
Acquisition costs	—	65
Other nonrecurring expenses	19	—
Core FFO	$897	$628

FFO per basic and diluted common shares	$0.17	$0.09
Core FFO per basic and diluted common shares	$0.18	$0.13
Weighted average common shares outstanding, basic and diluted	4,959,270	4,988,616

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our experience, the experience of our management, and industry data. We consider these policies critical because we believe understanding these policies is necessary in order to understand and evaluate our reported financial results. These policies may involve significant judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures in the financial statements.  Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

We believe our accounting policy over investments in joint ventures is critical. Refer to Note 2 included in the financial statements contained in this report for a more thorough discussion of our accounting policies and procedures.

Market Outlook and Recent Trends

Overview

We believe that factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market continue to support the value proposition for owning multifamily apartment communities. In addition, we believe the residential real estate market, and in particular the stabilized multifamily properties owned by our joint ventures are well positioned to withstand many of the adverse impacts of COVID-19 as housing is a basic need, rather than a discretionary expense.

Nonetheless, one of the most significant risks and uncertainties on our results of operations and liquidity and capital resources is the impact of the current pandemic of the novel coronavirus, COVID-19. To date, the impact of COVID-19 on our operations has been minimal as tenant collections from the multifamily apartment communities owned by our joint ventures were fairly consistent with collection levels prior to the pandemic. Tenant payments were equal to approximately 98% of the monthly tenant charges billed for the second quarter of 2020, which is a reduction in collections of 1.4% from the first quarter monthly average. In addition, our joint ventures have received requests for rent deferral from a small percent of the multifamily tenants at their multifamily properties, which will not all result in rent deferrals. We remain encouraged by the stability of residential real estate markets and believe we are well-positioned to withstand the adverse impact of COVID-19 on our operations; however, the long term impact of COVID-19 on our business will largely depend on actions taken to contain the pandemic or mitigate its impact, which are highly uncertain and cannot be accurately predicted. Recent collections and rent relief requests to date may not be indicative of collections or requests in any future period. The impact of the COVID-19 pandemic on our rental revenue for the remainder of 2020 and thereafter cannot be determined at present.

As a result of shutdowns, quarantines or actual viral health issues, tenants at the multifamily apartment communities owned by our joint ventures have or may experience job loss or reduced income and may be unable to make their rental payments. Our joint ventures have been and may be unable to evict tenants due to federal, state and/or local laws or regulations or lender requirements implemented as a result of the COVID-19 virus outbreak. Market fluctuations may affect our ability to obtain necessary funds for our operations from current lenders or new borrowings. The occurrence of any of the foregoing events or other related matters could materially and adversely affect our financial performance and our overall value.

Recent activity in the markets where our two properties are located is described below.

Boston, Massachusetts

Parc Westborough is located in a suburb of Boston, MA, approximately 30 miles east of the city center. This area is home to some of the world's leading universities and research institutions, supporting large payrolls of high paying positions and attracting global businesses towards the resources and labor pool provided by these educational institutions. Touting a diversified industry base, Boston's robust economy includes major industries such as education, health services, professional & business services, and transportation and utilities. The area also boasts a biotechnology sector attracting companies such as Biogen, Genzyme, Novartis, Vertex Pharmaceuticals and Millennium Pharmaceuticals. The healthcare industry has been a stabilizing factor for the area’s economy as it comprises 17% of the employment base, compared to 13% for the average U.S. metro. From a housing perspective, Boston’s strong submarkets have historically exhibited low crime rates with good school ratings. Future demand is expected to be supported by five-year forecasted job growth of 3.4% annually, according to CoStar.

The neighborhood surrounding Parc Westborough currently has an above average income demographic profile. According to the US Census Bureau, Westborough has a median household income of approximately $108,000. The area should benefit from its concentration of a highly skilled workforce, educational institutions and young professionals.

Durham, North Carolina

Durham benefits from a well-diversified and relatively young employment base. With the support of prominent local universities such as Duke University and the University of North Carolina, the area continues to produce highly educated workers. Collaboration between businesses, university and local government has helped the area become an important regional hub for technology, healthcare and biotechnology companies and has also attracted talent from many different geographies. As an example, Research Triangle Park is the largest research park in the country with over 40,000 employees working in these high-paying, oftentimes more recession resistant, sectors.

The Durham metropolitan area has had a period of economic stability during the last decade due to the high concentration of education and research and development, including other professional and technical related trades. With its numerous research and technical facilities, the area is still a draw for an educated work force. Both population and job growth have outperformed the national average in recent years, and the rental market has been a primary beneficiary of this growth. Green Street Advisors currently ranks Raleigh-Durham #2 out of its top 50 MSAs for “Market RevPAF” growth (Green Street’s single measure of revenue growth that combines changes in market-level occupancy and rent). Additionally, CoStar reports projected employment growth over the next five years to be 2.8%, comparing favorably to most major U.S. metros.

Liquidity and Capital Resources

Our primary sources of liquidity are cash and cash equivalents on hand, lender escrowed reserves, and cash flow generated from operations. Other sources may include additional borrowings from our facility or loans from CROP or its affiliates. CROP and its affiliates may, but are not obligated to, lend us money. All of the terms and conditions of such loans shall be determined by us and CROP; provided however that the interest rate on any such loan shall not exceed the 10-year Treasury rate plus 600 basis points.

We intend to strengthen our capital and liquidity positions by continuing to focus on our core fundamentals at the property level. Factors which could increase or decrease our future liquidity include but are not limited to operating performance of the properties owned by our joint ventures, including the impact of COVID-19 on the properties owned by the joint ventures, volatility in interest rates, and the satisfaction of REIT dividend requirements.

Related Party Arrangements

See Note 6 to our consolidated financial statements for discussion on related party arrangements.

Recent Developments

Distributions

Our Board of Directors has authorized cash distributions equivalent to 5.25% of original price on an annualized basis through June 30, 2020. Distributions for the six months ended June 30, 2020 and 2019 were $1,302 and $1,311, respectively (amounts in thousands). Total distributions as of June 30, 2020 were $6,115 (amount in thousands).

Item 2 Other Information

None.

Item 3. Consolidated Financial Statements

Cottonwood Multifamily REIT II, Inc.

Consolidated Balance Sheets
(Amounts in thousands, except share and par value data)

	June 30, 2020	December 31, 2019
	(Unaudited)	(Audited)
Assets
Investments in joint ventures	$39,226	$40,668
Cash and cash equivalents	319	141
Other assets	16	38
Total assets	$39,561	$40,847
Liabilities and equity
Liabilities:
Accounts payable and accrued liabilities	256	339
Related party payables	686	697
Promissory notes to advisor	1,645	—
Total liabilities	2,587	1,036
Commitments and contingencies (Note 7)
Equity:
Preferred stock, $0.01 par value; 100,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 4,884,490 shares issued and outstanding at June 30, 2020; 4,969,990 shares issued and outstanding at December 31, 2019	49	50
Additional paid in capital	48,945	49,676
Accumulated distributions	(6,115)	(4,813)
Accumulated deficit	(5,905)	(5,102)
Total equity	36,974	39,811
Total liabilities and equity	$39,561	$40,847

See accompanying notes to consolidated financial statements.

Cottonwood Multifamily REIT II, Inc.

Consolidated Statements of Operations
(Amounts in thousands, except share and per share data)

	Six Months Ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Revenues
Interest income	$—	$14
Expenses
Equity in losses of joint ventures	(151)	(1,999)
Asset management fee to related party	(407)	(362)
Other expenses	(245)	(315)
Net loss	$(803)	$(2,662)

Net loss per basic and diluted common shares	$(0.16)	$(0.53)
Weighted average common shares outstanding, basic and diluted	4,959,270	4,988,616

See accompanying notes to consolidated financial statements.

Cottonwood Multifamily REIT II, Inc.

Consolidated Statements of Equity
(Amounts in thousands, except share data)

	Common Stock
			Additional	Accumulated	Accumulated	Total
	Shares	Amount	Paid in Capital	Distributions	Deficit	Equity
Balance at December 31, 2019 (Audited)	4,969,990	$50	$49,676	$(4,813)	$(5,102)	$39,811
Common stock repurchases	(85,500)	$(1)	(731)	—	—	(732)
Distributions to investors	—	—	—	(1,302)	—	(1,302)
Net loss	—	—	—	—	(803)	(803)
Balance at June 30, 2020 (Unaudited)	4,884,490	$49	$48,945	$(6,115)	$(5,905)	$36,974

	Common Stock
			Additional	Accumulated	Accumulated	Total
	Shares	Amount	Paid in Capital	Distributions	Deficit	Equity
Balance at December 31, 2018 (Audited)	4,993,600	$50	$49,891	$(2,195)	$(1,499)	$46,247
Common stock repurchases	(10,110)	—	(89)	—	—	(89)
Distributions to investors	—	—	—	(1,311)	—	(1,311)
Net loss	—	—	—	—	(2,662)	(2,662)
Balance at June 30, 2019 (Unaudited)	4,983,490	$50	$49,802	$(3,506)	$(4,161)	$42,185

See accompanying notes to consolidated financial statements.

Cottonwood Multifamily REIT II, Inc.

Consolidated Statements of Cash Flows
(Amounts in Thousands)

	Six Months Ended June 30,
	2020	2019
	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(803)	$(2,662)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity in losses of joint ventures	151	1,999
Distributions of capital from joint ventures	1,291	1,838
Changes in operating assets and liabilities:
Other assets	22	73
Accounts payable and accrued liabilities	(82)	111
Related party payables	(11)	—
Net cash provided by operating activities	568	1,359

Investing activities
Investments in joint ventures	—	(27,461)
Net cash used in investing activities	—	(27,461)

Financing activities
Promissory notes to advisor	1,645	—
Common stock repurchases	(732)	(89)
Distributions to common stockholders	(1,303)	(1,311)
Net cash used in financing activities	(390)	(1,400)

Net increase (decrease) in cash and cash equivalents	178	(27,502)
Cash and cash equivalents at beginning of period	141	27,873
Cash and cash equivalents at end of period	$319	$371

See accompanying notes to consolidated financial statements.

Cottonwood Multifamily REIT II, Inc.
Notes to Consolidated Financial Statements
(Amounts in thousands, except share and par value data)

June 30, 2020

Note 1 - Organization and Business

Cottonwood Multifamily REIT II, Inc. (the “Company”) is a Maryland corporation formed on June 10, 2016 to invest in multifamily apartment communities and real estate related assets in the United States primarily through joint ventures with Cottonwood Residential O.P., LP (“CROP”). Substantially all of the Company’s business is conducted through Cottonwood Multifamily REIT II O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. As used herein, the term “Company”, “we”, “our” or “us” includes the Company, the Operating Partnership and its subsidiaries, unless the context indicates otherwise.

A subsidiary of CROP, Cottonwood Capital Property Management II, LLC (“our sponsor”), sponsored the formation of the Company and the offering of up to $50 million in shares of common stock at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering with the SEC (our “Offering”). We completed our Offering in August 2018, raising the full $50 million.

Our sponsor paid all of the selling commissions and managing broker-dealer fees and the organizational and offering expenses related to our Offering. We have an asset management agreement whereby we pay an affiliate of our sponsor an asset management fee. Our sponsor is also the sole property manager for the properties acquired by the joint ventures.

COVID-19

One of the most significant risks and uncertainties facing the Company and the real estate industry generally continues to be the effect of the ongoing public health crisis of the novel coronavirus (COVID-19) pandemic. The extent to which our results of operations or our overall value will be affected by the COVID-19 virus will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others.

We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business, including how the pandemic will impact the tenants at the multifamily apartment communities owned by our joint ventures. During the six months ended June 30, 2020, the multifamily apartment communities owned by our joint ventures did not experience significant disruptions in operations from the COVID-19 pandemic; however, a small percentage of tenants have requested rent deferral as a result of the pandemic. We are evaluating each tenant rent relief request on an individual basis, considering a number of factors. Not all tenant requests will ultimately result in modified agreements, nor are we forgoing our contractual rights under our lease agreements.

The extent to which the COVID-19 pandemic impacts our operations or the personal financial position of the tenants at the multifamily apartment communities owned by our joint ventures will depend on future developments, which remain uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others.

Note 2 - Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The presentation of these financial statements follows the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the SEC for interim financial reporting.

In our opinion, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2019 consolidated financial statements and certain related disclosures in this report are derived from the December 31, 2019 audited financial statements on Form 1-K and should be read in conjunction with the consolidated financial statements and notes found therein.

The joint ventures are variable interest entities (“VIEs”). Generally, VIEs are legal entities in which the equity investors do not have the characteristics of a controlling financial interest or the equity investors lack sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. All VIEs for which we are the primary beneficiary are consolidated. Qualitative and quantitative factors are considered in determining whether we are the primary beneficiary of a VIE, including, but not limited to, which activities most significantly impact economic performance, which party controls such activities, the amount and characteristics of our investments, the obligation or likelihood for us or other investors to provide financial support, and the management relationship of the property.

The Company and the Operating Partnership are consolidated. Control of the joint ventures is shared equally between CROP and us. We are not considered the primary beneficiary of the joint ventures as our sponsor, who is a subsidiary of CROP, is most closely associated with joint venture activities through their asset and property management agreements. As a result, our investments in joint ventures are recorded under the equity method of accounting on the consolidated financial statements.

Use of Estimates

We make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements as well as the amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Organization and Offering Costs

Organization costs include all expenses incurred in connection with our formation, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the offering, including managing broker-dealer fees and selling commissions. All organization and offering costs were paid by our sponsor. We will not incur any liability for or reimburse our sponsor for any of these organizational and offering costs. Total offering costs incurred by our sponsor in connection with our Offering were approximately $6,448. Organizational costs incurred by our sponsor were not significant.

Investments in Joint Ventures

Under the equity method of accounting, our investments in joint ventures are stated at cost, adjusted for our share of net earnings or losses and reduced by distributions. Equity in earnings or losses is generally recognized based on our ownership interest in the earnings or losses of the joint ventures. For the purposes of presentation in the consolidated statements of cash flows, we follow the “look through” approach for classification of distributions from unconsolidated real estate assets. Under this approach, distributions are reported under operating cash flow unless the facts and circumstances of a specific distribution clearly indicate that it is a return of capital (e.g., a liquidating dividend or distribution of the proceeds from the entity’s sale of assets), in which case it is reported as an investing activity.

We assess potential impairment of investments in joint ventures whenever events or changes in circumstances indicate that the fair value of the investment is less than its carrying value. To the extent impairment has occurred, and is not considered temporary, the impairment is measured as the excess of the carrying amount of the investment over the fair value of the investment. We have not recognized impairment on any of our joint venture investments.

Cash and Cash Equivalents

We maintain our cash in demand deposit accounts at major commercial banks. Balances in individual accounts at times exceed FDIC insured amounts. We have not experienced any losses in such accounts.

Income Taxes

We elected to be taxed as a REIT as of January 1, 2018. As a REIT, we are not subject to federal income tax with respect to that portion of our income that meet certain criteria and is distributed annually to shareholders. To continue to qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income, excluding net capital gains, to stockholders. We have adhered to, and intend to continue to adhere to, these requirements to maintain REIT status.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not qualify as a REIT for four subsequent taxable years. As a qualified REIT, we are still subject to certain state and local taxes and may be subject to federal income and excise taxes on undistributed taxable income. For the six months ended June 30, 2020 and 2019, 100% (unaudited) of all distributions to stockholders qualified as a return of capital.

Recent Accounting Pronouncements

The following table provides a brief description of recent accounting pronouncements that could have a material effect on our consolidated financial statements:

Standard	Description	Required date of adoption	Effect on the Financial Statements or Other Significant Matters
ASU 2016-02, Leases	The ASU amends existing accounting standards for lease accounting and establishes the principles for lease accounting for both the lessee and lessor. The amendment requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendment also requires certain quantitative and qualitative disclosures about leasing arrangements.	January 1, 2021	The standard must be adopted using a modified retrospective transition and provides for certain practical expedients. Transition will require application of the new guidance at the beginning of the earliest comparative period presented. We do not expect adoption to have a significant impact on the consolidated financial statements, as leases are generally 12 months or less with the exception of certain retail leases.

Note 3 - Investments in Joint Ventures

On January 8, 2019, we acquired a 90% interest a joint venture with CROP that purchased Heights at Meridian. On June 29, 2018, we acquired a 99% interest in a joint venture with CROP that owns a 65% tenant in common interest in Parc Westborough. A wholly owned subsidiary of CROP owns the remaining 35% tenant in common interest.

Our investment activity in our joint ventures is as follows:

	Parc Westborough	Heights at Meridian	Total
2019 carrying value	$15,792	$24,876	$40,668
Equity in losses	(12)	(139)	(151)
Distributions	(485)	(806)	(1,291)
June 30, 2020 carrying value	$15,295	$23,931	$39,226

	Parc Westborough	Heights at Meridian	Total
2018 carrying value	$17,117	$—	$17,117
Investment in Heights at Meridian	—	28,866	28,866
Equity in losses	(287)	(1,712)	(1,999)
Distributions	(468)	(1,370)	(1,838)
June 30, 2019 carrying value	$16,362	$25,784	$42,146

Operational information for the properties owned by our joint ventures for the six months ended June 30, 2020 is as follows:

Six Months Ended June 30, 2020	Parc Westborough	Heights at Meridian	Total at 100%	Equity in Earnings (Losses) (1)
Revenues
Rental and other operating income	$2,903	$2,831	$5,734	$4,416

Operating expenses
Rental operations expense	1,085	906	1,991	1,514
Advertising and marketing	23	10	33	24
General and administrative	46	55	101	79
Property management fees	102	99	201	155
Total operating expenses	1,256	1,070	2,326	1,772

Net operating income	1,647	1,761	3,408	2,644

Non-operating expenses
Interest on Fannie Mae facility	507	810	1,317	1,055
Depreciation and amortization	1,025	1,103	2,128	1,652
Mark-to-market adjustments on interest rate caps	(2)	—	(2)	(1)
Other non-operating expenses	136	2	138	89
Net loss	$(19)	$(154)	$(173)	$(151)

(1) Represents equity in earnings (losses) attributable to our 64.35% and 90% joint venture interest in Parc Westborough and Heights at Meridian, respectively.

Operational information for the properties owned by our joint ventures for the six months ended June 30, 2019 is as follows:

Six Months Ended June 30, 2019	Parc Westborough	Heights at Meridian (2)	Total at 100%	Equity in Earnings (Losses) (1)
Revenues
Rental and other operating income	$2,766	$2,683	$5,449	$4,195

Operating expenses
Rental operations expense	1,097	888	1,985	1,505
Advertising and marketing	22	16	38	29
General and administrative	46	54	100	78
Property management fees	97	94	191	147
Total operating expenses	1,262	1,052	2,314	1,759

Net operating income	1,504	1,631	3,135	2,436

Non-operating expenses
Interest on Fannie Mae facility	774	775	1,549	1,196
Depreciation and amortization	1,017	2,754	3,771	3,133
Mark-to-market adjustments on interest rate caps	102	—	102	66
Other non-operating expenses	57	4	61	40
Net loss	$(446)	$(1,902)	$(2,348)	$(1,999)

(1) Represents equity in earnings (losses) attributable to our 64.35% and 90% joint venture interest in Parc Westborough and Heights at Meridian, respectively.
(2) Operational information for Heights at Meridian is for the period from January 8, 2019, the date of acquisition by the joint venture, to June 30, 2019.

Summarized balance sheet information for the properties owned by our joint ventures, of which we are partial owners through our joint venture interests, is as follows:

June 30, 2020	Parc Westborough	Heights at Meridian	Total
Real estate assets, net	$59,831	$60,101	$119,932
Other assets	1,443	1,014	2,457
Fannie Mae facility	38,010	33,750	71,760
Other liabilities	373	645	1,018
Equity	22,891	26,720	49,611

December 31, 2019	Parc Westborough	Heights at Meridian	Total
Real estate assets, net	$60,829	$61,168	$121,997
Other assets	1,332	737	2,069
Fannie Mae facility	38,010	33,750	71,760
Other liabilities	488	385	873
Equity	23,663	27,770	51,433

The excess of cost over our share of net assets of our investments in joint ventures is approximately $450 at June 30, 2020 and December 31, 2019, and relates to acquisition date accounting differences.

Note 4 - Stockholders' Equity

Our charter authorizes the issuance of up to 1,000,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.

Voting Common Stock

Holders of our common stock are entitled to receive dividends when authorized by the board of directors, subject to any preferential rights of outstanding preferred stock. Holders of common stock are also entitled to one vote per share on all matters submitted to a shareholder vote, including election of directors to the board, subject to certain restrictions. As of June 30, 2020, we had 4,884,490 shares outstanding. Our sponsor owns 2,375 of the outstanding shares.

Preferred Stock

The board of directors is authorized, without approval of common shareholders, to provide for the issuance of preferred stock, in one or more classes or series, with such rights, preferences and privileges as the board of directors approves. No preferred stock was issued and outstanding as of June 30, 2020.

Distributions

Distributions are determined by the board of directors based on the Company’s financial condition and other relevant factors. Should cash flows from operations not cover distributions, we may look to third party borrowings, including from CROP or its affiliates, to fund distributions. We may also use funds from the sale of assets or from the maturity, payoff or settlement of debt investments for distributions not covered by operating cash. Distributions for the six months ended June 30, 2020 and 2019 were $1,302 and $1,311, respectively.

Note 5 - Joint Venture Distributions

Cash from operations of the Company's individual joint ventures after payment of property management fees shall be distributed to provide a preferred return of up to 8% on invested capital in the joint venture. Profits will then be allocated 50% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 50% to CC Advisors Promote until CC Advisors Promote has received an amount equal to 20% of all distributions. Profits after the above distributions will be allocated 80% to the Operating Partnership and CROP (in proportion to their respective interests in the joint venture) and 20% to CC Advisors Promote.

Note 6 - Related-Party Transactions

Our affiliated directors and officers hold key positions at CROP and its affiliates, including at our property manager and asset manager. They are not compensated by us but are responsible for the management and affairs of the Company.

Promotional Interest

CC Advisors Promote, which certain officers and our affiliated directors have an indirect ownership interest in, will receive a 20% promotional interest after an 8% preferred return on invested capital.

Asset Management Fee

CC Advisors II, which certain officers and our affiliated directors have an indirect ownership interest in, provides asset management services for the Company subject to the board of directors’ supervision. As compensation for those services, CC Advisors II receives a fee of 0.75% of gross assets, defined initially as the gross book value of our assets and subsequently as gross asset value once NAV is established. For the six months ended June 30, 2020 and 2019, we incurred asset management fees of $407 and $362, respectively.

Property Management Fee

Our sponsor provides property management services for multifamily apartment communities acquired by the joint ventures and receives a fee of 3.5% of gross revenues of each property managed for these services. Our sponsor is also reimbursed for expenses incurred on behalf of their management duties in accordance with the property management agreement. During the six months ended June 30, 2020 and 2019, property management fees were $201 and $191, respectively.

Construction Management Fee

Our sponsor will receive for its services in supervising any renovation or construction project in excess of $5 in or about each property a construction management fee equal to 5% of the cost of the amount that is expended. Construction management fees were not significant for the six months ended June 30, 2020 and 2019.

Property Management Corporate Service Fee

Our sponsor allocates a flat fee each month to each of the joint ventures which is intended to fairly allocate the overhead costs incurred by our sponsor and its affiliated entities with respect to the management of all assets. This fee may vary depending on the number of assets managed and the actual overhead expenses incurred. Our sponsor will have the right to retain any excess between actual costs and the amount of the fee charged. Property management corporate service fees were not significant for the six months ended June 30, 2020 and 2019.

Insurance Fee

A licensed insurance broker affiliated with our sponsor receives 20% of the brokerage fee charged with respect to the placement of all insurance policies for the multifamily apartment communities. Insurance fees were not significant for the six months ended June 30, 2020 and 2019.

Promissory Notes to Advisor

On April 20, 2020, we borrowed $945 from Cottonwood Communities Advisors, LLC, the parent entity of CC Advisors II, LLC, our asset manager. In connection with the borrowing, we executed a promissory note in favor of Cottonwood Communities Advisors, LLC. Pursuant to the promissory note, we agreed to repay any advances, up to an aggregate principal amount of $1,600, plus any interest on the unpaid principal advanced under the note, by September 30, 2020. On June 30, 2020, we amended and restated our promissory note and agreed to repay any advances, up to an aggregate principal amount of $2,600, plus any interest on the unpaid principal advanced under the note, by December 31, 2020. The unpaid principal under the promissory note bears simple interest from the date advanced at the rate of 6% per annum, or the maximum amount of interest allowed under the laws of the State of Utah, whichever is less. We may prepay the unpaid principal balance under the promissory note, in whole or in part, together with all interest then accrued under the note, at any time, without premium or penalty. Cottonwood Communities Advisors, LLC may upon written demand require us to prepay outstanding amounts under the promissory note, in whole or in part, provided that funds are available from the Fannie Mae facility. The promissory note is unsecured. As of June 30, 2020, the outstanding principal balance on the promissory note was $1,645.

Note 7 - Commitments and Contingencies

Economic Dependency

Under various agreements, we have engaged or will engage our sponsor or affiliates of our sponsor to provide certain services that are essential to us, including asset management services and other administrative responsibilities that include accounting services and investor relations. As a result of these relationships, we are dependent upon our sponsor. In the event that our sponsor is unable to provide us with the respective services, we would be required to find alternative providers of these services.

Liquidity Strategy

Our board of directors will try to determine which liquidity strategy would result in the greatest value for shareholders. A liquidity event will occur no later than December 31, 2024, which may be extended for two one-year periods in the sole discretion our board of directors and an additional two one-year periods by a majority vote of the shareholders. If no extension is approved, an orderly sale of the Company’s assets will begin within a one-year period from the decision not to extend. If all extensions are approved, the final termination date would be December 31, 2028. The precise timing of sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to shareholders.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless dissolved pursuant to a vote of the shareholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of our common stock on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of the board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by the shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders.

Right of First Refusal

If we or CROP desire to transfer all or a portion of membership interests in a joint venture, the non-transferring member shall have the option to purchase the transferring member’s membership interest on the same terms the transferring member intends to sell its interest to a third party.

Share Repurchase Program

We have a share repurchase program that may enable stockholders to sell back to us up to 3% of the weighted average number of shares of common stock outstanding during the prior calendar year at the sole discretion and option of the board of directors. The board of directors may amend, suspend, or terminate the repurchase plan at any time in its sole discretion, upon 30 days’ written notice to the shareholders, if it believes that such action is in the best interest of the shareholders.

The repurchase price is subject to the following discounts, depending upon when the shares are repurchased:

Share Purchase Anniversary	Repurchase Price as a Percentage of Estimated Value (1)
Less than 1 year	No repurchase allowed
1 year	80%
2 years	85%
3 years	90%
4 years and thereafter	95%
In the event of a shareholder’s death or complete disability	95%

(1) Estimated value equals Net Asset Value (“NAV”) as determined and disclosed by the board of directors. On December 13, 2019, the board of directors determined the value of our shares of common stock at $10.46 per share as of September 30, 2019, based on our net asset value. See the Form 1-U filed with the SEC on December 17, 2019 for additional information on our most recent NAV. Prior to December 2019, our estimated value per share was equal to the purchase price of shares in our offering.

The purchase price will further be reduced by amounts distributed to shareholders as a result of the sale of one or more assets constituting a return of capital. During the six months ended June 30, 2020, we repurchased 85,500 shares of our common stock for an average purchase price of approximately $8.57.

Note 8 - Subsequent events

We evaluate subsequent events up until the date the consolidated financial statements are issued. We determined that no events have occurred subsequent to June 30, 2020 that would require disclosure or recognition in the consolidated financial statements.

Item 4. Exhibits
INDEX OF EXHIBITS

Exhibit Number	Description
2.1	CHARTER. INCORPORATED BY REFERENCE TO EXHIBIT 2.1 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
2.2	BYLAWS. INCORPORATED BY REFERENCE TO EXHIBIT 2.2 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
4.1	FORM OF SUBSCRIPTION AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 4.1 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.
4.2	ISRAELI INVESTOR QUESTIONNAIRE. INCORPORATED BY REFERENCE TO EXHIBIT 4.2 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED APRIL 3, 2017.
6.1	SHARE REPURCHASE PROGRAM. INCORPORATED BY REFERENCE TO EXHIBIT 6.1 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
6.2	LIMITED PARTNERSHIP AGREEMENT OF OPERATING PARTNERSHIP. INCORPORATED BY REFERENCE TO EXHIBIT 6.2 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
6.3
LIMITED LIABILITY COMPANY AGREEMENT OF GENERAL PARTNER OF OPERATING PARTNERSHIP. INCORPORATED BY REFERENCE TO EXHIBIT 6.3 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.

6.4	FORM OF JOINT VENTURE AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.4 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
6.5	ASSET MANAGEMENT AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.5 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
6.6	FORM OF PROPERTY MANAGEMENT AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.6 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
6.8	INVESTMENT POLICY AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.8 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
6.9	THREE-PARTY AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.9 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.
6.10	PURCHASE AND SALE AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.10 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.
6.11	ASSIGNMENT OF PURCHASE AND SALE AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.11 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.
6.12	FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.12 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.
6.13	MASTER CREDIT FACILITY AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.13 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.
6.14	MULTIFAMILY NOTE (VARIABLE RATE). INCORPORATED BY REFERENCE TO EXHIBIT 6.14 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.

6.15	CONTRIBUTION AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 6.15 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.
6.16	MEMBERSHIP INTEREST PURCHASE AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.1 TO THE COMPANY’S CURRENT REPORT ON 1-U FILED DECEMBER 14, 2018
6.17	FIRST AMENDMENT TO MEMBERSHIP INTEREST PURCHASE AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.2 TO THE COMPANY’S CURRENT REPORT ON 1-U FILED DECEMBER 14, 2018
6.18	CW HEIGHTS AT MERIDIAN JV, LLC JOINT VENTURE AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.1 TO THE COMPANY’S CURRENT REPORT ON 1-U FILED JANUARY 14, 2019
6.19	AMENDMENT NO. 1 TO MASTER CREDIT FACILITY AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.2 TO THE COMPANY’S CURRENT REPORT ON 1-U FILED JANUARY 14, 2019
6.20	MULTIFAMILY NOTE (FIXED RATE), INCORPORATED BY REFERENCE TO EXHIBIT 6.3 TO THE COMPANY’S CURRENT REPORT ON 1-U FILED JANUARY 14, 2019
6.21	AMENDMENT NO. 1 TO CONTRIBUTION AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.4 TO THE COMPANY’S CURRENT REPORT ON 1-U FILED JANUARY 14, 2019
6.22	JOINDER TO MULTIFAMILY NOTE, INCORPORATED BY REFERENCE TO EXHIBIT 6.5 TO THE COMPANY’S CURRENT REPORT ON 1-U FILED JANUARY 14, 2019
6.23	PROPERTY MANAGEMENT AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.6 TO THE COMPANY’S CURRENT REPORT ON 1-U FILED JANUARY 14, 2019
6.24	FIRST AMENDMENT TO THE THREE PARTY AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.24 TO THE COMPANY'S ANNUAL REPORT ON FORM 1-K, FILED ON APRIL 30, 2019
6.25	ASSIGNMENT OF ADVISORY SERVICES CONTRACTS, INCORPORATED BY REFERENCE TO EXHIBIT 6.25 TO THE COMPANY'S ANNUAL REPORT ON FORM 1-K, FILED ON APRIL 30, 2019
6.26	PROPERTY MANAGEMENT THREE-PARTY AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.26 TO THE COMPANY'S ANNUAL REPORT ON FORM 1-K, FILED ON APRIL 30, 2019
6.27	ASSIGNMENT OF PROMOTIONAL INTEREST, INCORPORATED BY REFERENCE TO EXHIBIT 6.27 TO THE COMPANY'S ANNUAL REPORT ON FORM 1-K, FILED ON APRIL 30, 2019
6.28
PROMISSORY NOTE BETWEEN COTTONWOOD MULTIFAMILY REIT II, INC. AND COTTONWOOD COMMUNITIES ADVISOR, LLC, INCORPORATED BY REFERENCE TO EXHIBIT 6.28 TO THE COMPANY'S ANNUAL REPORT ON FORM 1-K, FILED ON APRIL 29, 2020

6.29**	AMENDED AND RESTATED PROMISSORY NOTE BETWEEN COTTONWOOD MULTIFAMILY REIT II, INC. AND COTTONWOOD COMMUNITIES ADVISOR, LLC**
8	ESCROW AGREEMENT. INCORPORATED BY REFERENCE TO EXHIBIT 8 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED JULY 11, 2017.
9.1
LETTER FROM ERNST & YOUNG LLP TO THE SECURITIES AND EXCHANGE COMMISSION DATED NOVEMBER 29, 2018, INCORPORATED BY REFERENCE TO EXHIBIT 9.1 TO THE COMPANY’S CURRENT FORM ON FORM 1-U FILED DECEMBER 5, 2018

10.1
POWER OF ATTORNEY OF CHAD CHRISTENSEN, GREGG CHRISTENSEN, AND SUSAN HALLENBERG. INCORPORATED BY REFERENCE TO THE SIGNATURE PAGE OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED JUNE 8, 2017.

11.1	CONSENT OF ERNST & YOUNG LLP. INCORPORATED BY REFERENCE TO EXHIBIT 11 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.

11.2	CONSENT OF WSRP, LLC. INCORPORATED BY REFERENCE TO EXHIBIT 11.2 OF THE COMPANY'S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 17, 2018
15.1	PRIOR PERFORMANCE TABLES. INCORPORATED BY REFERENCE TO EXHIBIT 15.1 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A POS (FILE NO. 024-10615) FILED JULY 5, 2018.
15.2
UNAUDITED BALANCE SHEETS AND INCOME STATEMENTS OF COTTONWOOD RESIDENTIAL, INC. INCORPORATED BY REFERENCE TO EXHIBIT 15.2 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED DECEMBER 23, 2016.

15.3	DLA RESPONSE LETTER TO SEC DATED SEPTEMBER 28, 2016. INCORPORATED BY REFERENCE TO EXHIBIT 15.3 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED JUNE 8, 2017.
15.4	DLA RESPONSE LETTER TO SEC DATED APRIL 3, 2017. INCORPORATED BY REFERENCE TO EXHIBIT 15.4 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED JUNE 8, 2017.
15.5	DLA RESPONSE LETTER TO SEC DATED MAY 11, 2017. INCORPORATED BY REFERENCE TO EXHIBIT 15.5 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED JUNE 8, 2017.
15.6	ACCELERATION REQUEST DATED MAY 11, 2017. INCORPORATED BY REFERENCE TO EXHIBIT 15.6 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED JUNE 8, 2017.
15.7	DLA RESPONSE LETTER TO SEC DATED JUNE 8, 2017. INCORPORATED BY REFERENCE TO EXHIBIT 15.7 OF THE COMPANY’S OFFERING STATEMENT ON FORM 1-A/A (FILE NO. 024-10615) FILED JUNE 8, 2017.

** Exhibit filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY REIT II, INC.

By:	/s/ Enzio Cassinis
Enzio Cassinis, Chief Executive Officer

By:	/s/ Adam Larson
Adam Larson, Chief Financial Officer (Principal Financial Officer)

By:	/s/ Susan Hallenberg
Susan Hallenberg, Chief Accounting Officer (Principal Accounting Officer)

Dated: August 28, 2020